UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,641

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward W. Pollock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

440

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Winters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Shares.

Item 2.	Identity and Background.

(a, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Partners Offshore Master Fund, Ltd. ("Wintergreen Offshore Master"), a Cayman Islands exempted company, (iv) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners, Wintergreen Offshore Master  and  other investment vehicles, (v) Edward W. Pollock ("Pollock"), and (vi) David J. Winters ("Winters").  (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master, Wintergreen Advisers, Pollock and Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
The principal business address of the Reporting Persons (except for Wintergreen Offshore Master and Pollock) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.  The principal business address of Wintergreen Offshore Master is c/o Elian Fiduciary Services (Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman E9 KY1-9007.  The principal business address of Pollock is 1807 Laurel Oak Drive, Valrico, FL 33596.

(c)
Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners, Wintergreen Fund and Wintergreen Offshore Master. Wintergreen Partners is a Delaware limited partnership.  Wintergreen Fund is an investment company registered under the Investment Company Act.  Wintergreen Offshore Master is a Cayman Islands exempted company.  Pollock provides consulting services to Wintergreen Advisers under an agreement between Wintergreen Advisers and an entity controlled by Pollock. Winters is the Chief Executive Officer of Wintergreen Advisers.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,553,515 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles managed by Wintergreen Advisers and Pollock's personal funds. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016.  Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.

In a letter dated January 23, 2017 from litigation counsel to Wintergreen Advisers to the Issuer's counsel (the "Response Letter"), Wintergreen Advisers responded to the Issuer's January 10, 2017 letter in which the Issuer again maintained that it would not allow Wintergreen Advisers to nominate directors to be voted on at the Issuer's 2017 annual meeting.

In the Response Letter, litigation counsel to Wintergreen Advisers expressed disbelief at the outrageous and egregious actions the Issuer has taken towards a major shareholder.  It is clear to the Reporting Persons that this is simply another transparent attempt by John Albright and other officers of CTO to maintain their employment and directors to maintain their directorships with CTO in spite of their fiduciary responsibilities.

Management's and the directors' desperate attempt to quell legitimate discussion cannot stand.  The Response Letter stated that Wintergreen Advisers will defend its rights and the rights of other shareholders and will take all action necessary – including bringing legal action to enforce the rights to all shareholders under the federal securities laws and the Florida Business Corporation Act.  Wintergreen Advisers may also call for a special meeting of shareholders.

The Reporting Persons believe management and the directors should save significant shareholder expense by simply doing what they should have done in the first place, accepting Wintergreen's director nominations and letting all the shareholders vote on them so that there can be a fair and appropriate discussion of the Company's future direction.  A copy of the Response Letter is attached hereto as Exhibit B and incorporated herein by reference.

Although there is no formal written agreement, it is anticipated that each of Wintergreen Advisers' nominees to the Issuer's board of directors (the "Nominees") will vote with the other Reporting Persons and the other Nominees.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,553,515 Shares (27.1%) of the Issuer, based upon the 5,739,566 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016. Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Wintergreen Offshore Master has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 26,641 Shares.

Pollock has the sole power to vote or direct the vote of 440 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 440 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

The Reporting Persons have not transacted in the shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Although there is no formal written agreement, it is anticipated that each Reporting Person intends to vote with the other Reporting Persons and the director nominees to be nominated by Wintergreen Advisers at the 2017 Annual Meeting of Sharesholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Response Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D, amendment number 9, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: January 24, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Exhibit B
Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

JACK YOSKOWITZ PARTNER (212) 574-1215 yoskowitz@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 23, 2017

VIA FED-EX and EMAIL
Robert B. Robbins, Esq.
Pillsbury Winthrop Shaw Pittman LLP
1200 Seventh Street NW
Washington, DC 20036-3006
robert.robbins@pillsburylaw.com
Re:	Consolidated-Tomoka Land Co.
Dear Mr. Robbins:
We are litigation counsel to Wintergreen Advisers, LLC ("Wintergreen") and write with respect to your client Consolidated-Tomoka Land Co. ("CTO" or the "Company") and, specifically, the outrageous and egregious actions it has taken towards a major shareholder, Wintergreen, in rejecting Wintergreen's legitimate director nominations -- whether on CTO's proxy or Wintergreen's own proxy.  While the specific response to that meritless rejection is detailed below, it is clear that the rejection is simply another transparent attempt by John Albright, a director and CEO, and other officers of CTO to maintain their employment and directors to maintain their directorships with CTO in spite of their fiduciary responsibilities.
In a letter dated November 14, 2016, Wintergreen delivered a proposal presenting four director nominees for inclusion in CTO's 2017 proxy statement.  Not hearing from CTO, Wintergreen sent another letter dated November 25, 2016 stating that it reserved the right to conduct its own proxy solicitation in the event that CTO rejected Wintergreen's request for its nominees to be included in the Company's proxy materials.
You wrote a letter on behalf of the company on December 15, 2016 which, in substance, rejected both of Wintergreen's requests purportedly because Wintergreen was not a shareholder of record and did not affirmatively represent it was.  After Wintergreen responded on December 29, 2016, the Company wrote another letter reiterating its rejection, without further detail, on January 10, 2017.
The Company's arguments with regard to Wintergreen not being a shareholder of record are disingenuous and spurious.  As set forth in Wintergreen's response dated December 29, 2016, the Company is well aware that Wintergreen serves as the investment adviser to Wintergreen Fund, Inc. ("Wintergreen Fund"), a registered investment company which is the beneficial owner of 1,232,334 shares of CTO and to Wintergreen Partners Fund, LP ("Wintergreen Partners"), a private fund which is the beneficial owner of 294,100 shares of CTO.  Wintergreen also serves as the investment adviser to other clients that own shares of CTO

Robert B. Robbins
January 23, 2017

(together with Wintergreen Fund and Wintergreen Partners, the "Clients").  In total, Wintergreen is deemed to beneficially own 27.1% of the issued and outstanding shares of CTO by virtue of its advisory relationship with its clients.  It is clear that Wintergreen had authority to make its requests.1
Moreover, and perhaps even more tellingly, the Company has accepted similar proposals from Wintergreen in the past, acknowledging its right to make such shareholder proposals.  See, for example, the November 20, 2015 proposal which has essentially the same language ("The recommending shareholder is Wintergreen Advisers, LLC").  The Company's response is also flatly inconsistent on its face given that in the very same December 15th letter rejecting Wintergreen's requests, CTO offers to purchase "all or a significant portion" of the "CTO shares owned by Wintergreen" (emphasis added).
CTO's other arguments are even weaker.  It lays out the timing under which a notice from a shareholder of record must be received without actually stating that Wintergreen's request was late.  Indeed, Wintergreen's request was clearly within that time period.  In fact, it is CTO that is in violation of 17 CFR 240.14a-8 by not having responded within 14 calendar days of receiving the proposal.  It is obvious that CTO was "running out the clock" by not responding to the requests until December 15th so that it could argue it was too late for Wintergreen to amend its perfectly valid submission of director nominations.  Finally, the letter also referred to a failure to comply with the information requirement set forth in Section 1.11(b)(2)(A)(v) of CTO's Bylaws but provided no detail as to what Wintergreen's proposal was missing.
In short, CTO's rejection of Wintergreen's director nominations is untimely, meritless and malicious.  It appears to be done as part of a pattern of selfish behavior designed to put the interests of management and the directors ahead of the Company and its shareholders.  We note that since the last Annual Meeting when one of Wintergreen's prior proposals -- which called for an independent adviser -- garnered support of over 69% of the votes cast, management and the directors have amended the Bylaws to make it harder to enforce shareholder rights.
Management's and the directors' desperate attempt to quell legitimate discussion cannot stand.  Rest assured that Wintergreen will defend its rights and the rights of other shareholders and will take all action necessary – including bringing legal action to enforce the rights of all shareholders under the federal securities laws and the Florida Business Corporation Act.  Wintergreen may also call for a special meeting of shareholders.
We believe management and the directors should save significant shareholder expense by simply doing what they should have done in the first place: accepting Wintergreen's director nominations and letting all the shareholders vote on them so that there can be a fair and appropriate discussion of the Company's future direction.

1 The substantial majority of freely tradeable shares of publicly held companies in the United States are held by Cede & Co., as securities depository, not directly by the shareholder.  The SEC has expressed its positon in numerous public statements that this widespread ownership structure should not prevent beneficial holders from exercising their rights in connection with shareholder proposals.  See Division of Corporation Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14G, October 16, 2012.  The practical effect of this position would be to deny the voice of the vast majority of shareholders (including retail investors, institutions and mutual funds) who hold shares in this manner.

Robert B. Robbins
January 23, 2017

We require a response to this letter by January 30, 2017 and look forward to hearing from you.

Very truly yours, /s/ Jack Yoskowitz Jack Yoskowitz
cc:	John Albright Daniel E. Smith David J. Winters Elizabeth N. Cohernour